7 February 2000

Ref: 10/00

JAPANESE COKING COAL CONTRACTS SETTLED

The Broken Hill Proprietary Company Limited (BHP) has settled commercial terms for the annual premium hard coking coal contracts with a number of its major customers in Japan.

Prices for the premium coals marketed by BHP to Japanese steelmakers will be reduced by an average of around five percent. The settlement affects about five million tonnes or 15 per cent of BHP's annual coal sales and is effective from 1 April 2000.

President BHP Minerals Ron McNeilly said the decline in the prices of the tonnes negotiated with the Japanese Steel Mills reflected price discounting by some coal suppliers in non-Japanese markets, as well as increased capacity from new mines.

Mr McNeilly said: "While the prices achieved reflect the world supply and demand situation for internationally-traded premium hard coking coal, I am pleased this outcome will see BHP's market position strengthen in Japan over the next 12 months."

Negotiations for the full range of BHP coals in Japan and elsewhere are still to be completed and Mr McNeilly said that in the current difficult market conditions the Company will be seeking an enhanced price/volume mix outcome across its total export sales for the next year.

Japan accounts for around 30 per cent of annual sales of coking coal from the mines managed by BHP Coal. Other major markets are Europe, Korea, India, Taiwan and South America.

The agreement involves seven coal mines in Central Queensland, managed by BHP Coal on behalf of the CQCA and Gregory Joint Ventures and BHP Mitsui Coal Pty Ltd.

Contact:

MEDIA RELATIONS: Mandy Frostick, Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: + 61 419546 245

Ian Dymock, Manager Public Affairs - Brisbane

BHP Coal Pty Ltd

Tel +61 7 3226 0512 (bh)

INVESTOR RELATIONS: Andrew Nairn

Investor Relations - Melbourne

Tel: +61 3 9609 3952

Pierre Hirsch - San Francisco

Tel: (415) 774 2030